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                                                     SECURITIES AND EXCHANGE COMMISSION
                                                          Washington, D. C.  20549

                                                                  FORM 8-A

                                              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                                                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                                                       SECURITIES EXCHANGE ACT OF 1934




                                                                  RTW, INC.
                                          --------------------------------------------------------
                                           (Exact name of registrant as specified in its charter)


                               Minnesota                                                      41-1440870
              ----------------------------------------                            -------------------------------------
              (State of incorporation or organization)                            (I.R.S.Employer/Identification No.)



                    8500 Normandale Lake Blvd.
                    Suite 1400
                    Bloomington, Minnesota                                                     55437
              ----------------------------------------                            -------------------------------------
              (Address of principal executive offices)                                        (Zip Code)


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Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class             Name of each exchange on which
         to be so registered             each class is to be registered
      ----------------------------       ------------------------------

                None                                  None


Securities to be registered pursuant to Section 12(g) of the Act:


                           Preferred Stock Purchase Rights
                          ---------------------------------

                                   (Title of Class)

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Item 1.  Description of Securities to be Registered.
         -------------------------------------------

    On April 17, 1997, the Board of Directors of RTW, Inc. (the "Company") declared a dividend of one Right for each outstanding share of the Company's Common Stock, no par value (the "Common Stock"), to the stockholders of record at the close of business on June 30, 1997 (the "Record Date"). Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Preferred Stock, no par value (the "Preferred Stock"), at a price of $85 per one one-hundredth of a share (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of April 17, 1997 (the "Rights Agreement") between the Company and Norwest Bank Minnesota, N.A., as Rights Agent.

    Initially, the Rights will be attached implicitly to all Common Stock certificates representing shares then outstanding, and no separate Right certificates will be distributed. The Rights are not exercisable until the Distribution Date. The Rights will expire on April 17, 2007 unless earlier redeemed by the Company as described below. A Distribution Date for the Rights will occur upon the earlier of ten days following (i) a public announcement that, without the prior consent of the Board of Directors, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of voting securities having 15% or more of the voting power of the Company (the "Stock Acquisition Date"), or (ii) the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons having beneficial ownership of voting securities having 15% or more of the voting power of the Company. Certain shares held by David C. Prosser, the Company's Chairman, President and Chief Executive Officer and his wife, Margaret F. Prosser, have been excluded from the computation for determining whether a person is an Acquiring Person.

    Until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

    In the event that any person becomes the beneficial owner of 15% or more of the voting power of the Company, ten (10) days thereafter (the "Flip-In Event") each holder of a Right will thereafter have the right to receive, in lieu of shares of Preferred Stock, upon exercise thereof at the then current Purchase Price of the Right, Common Stock (or, in certain circumstances, a combination of cash, other property, Common Stock or other securities) which has a value of two


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times the Purchase Price of the Right (such right being called the "Flip-In
Right"). Upon the occurrence of the Flip-In Event, any Rights that are or were at any time owned by an Acquiring Person shall become null and void insofar as they relate to the Flip-In Right.

    In addition, in the event that the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation or in the event that 50% or more of its assets or earning power is sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, common stock of the acquiring entity which has a value of two times the Purchase Price of the Right (the "Flip-Over Right"). The Flip-Over Right is in addition to the Flip-In Rights and will survive any exercise of a Flip-In Right.

    The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the voting power of the Company and prior to the acquisition by such person or group of 50% or more of the voting power of the Company, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

    At any time prior to the earlier to occur of (i) the tenth day after the Stock Acquisition Date, or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective at such time as the Board of Directors shall establish. Additionally, the Continuing Directors may, following the Stock Acquisition Date, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that either (a) the Acquiring Person reduces his beneficial ownership to less than 15% of the voting power of the Company in a manner which is satisfactory to the Continuing Directors and there are no other Acquiring Persons, or (b) such redemption is incidental to a merger or other business combination transaction or series of transactions involving


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the Company but not involving an Acquiring Person or any person who was an
Acquiring Person. The redemption of Rights described in the preceding sentence shall be effective only after ten (10) business days prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable. Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment of $100 per whole share of Preferred Stock. Each whole share of Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock are exchange, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends and liquidations, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock in integral multiples of one one-hundredth of a share of Preferred Stock will be issued unless the Company elects to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

    Until a Right is exercised, it will not entitle the holder to any rights as a stockholder of the Company (other than those as an existing stockholder), including, without limitation, the right to vote or to receive dividends.

    The terms of the Rights may be amended by the Board of Directors of the Company (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights.

    As of April 21, 1997, there were 11,845,523 shares of Common Stock issued and outstanding and 689,600 shares reserved for issuance pursuant to the exercise of outstanding stock options. Each outstanding share of Common Stock on June 30, 1997 will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right for each share of Common Stock issued between the Record Date and the Distribution Date so that all such shares will have attached Rights. There will be 250,000 shares of Preferred Stock reserved for issuance upon exercise of the Rights.

    The Rights Agreement is designed to protect shareholders in the event of an unsolicited attempt to acquire the Company for an inadequate price and to protect against abusive practices that do not treat all shareholders equally, including partial and two-tier tender offers, coercive offers, and creeping stock accumulation programs. Such practices can pressure shareholders into


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tendering their investments prior to realizing the full value or total potential of such investments. The Rights Agreement is intended to make the cost of such abusive practices prohibitive and create an incentive for a potential acquiror to negotiate in good faith with the Board. The Rights Agreement is not intended to, and will not, prevent all unsolicited offers to acquire the Company. If an unsolicited offer is made, and the Board determines that it is fair and in the best interests of the Company and its shareholders, then, pursuant to the terms of the Rights Agreement, the Board has the authority to redeem the Rights and permit the offer to proceed. Essentially, the Rights Agreement will provide the Board with sufficient opportunity to evaluate the fairness of any unsolicited offer and the credibility of the bidder, and will therefore enable the Board to represent the interests of all shareholders more effectively. Of course, in deciding whether to redeem the Rights in connection with any unsolicited offer, the Board will be bound by its fiduciary obligations to act in the best interests of the Company and its shareholders.

    The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.


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Item 2.  Exhibits.
         ---------


    Exhibit 1:
    ----------

    Form of Rights Agreement dated as of April 17, 1997 between RTW, Inc. and Norwest Bank Minnesota, National Association, which includes as Exhibit B thereto the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth day after the Stock Acquisition Date, or (ii) the tenth day after the date of the commencement of, or first public announcement of the intent to commence, a tender or exchange offer by any person or group of affiliated or associated persons if, upon consummation thereof, such person or group would be the beneficial owner of 15% or more of the voting power of the Company.


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                                      SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                             RTW, INC.



                             By  /s/  David C. Prosser
                               ----------------------------
                               David C. Prosser, Chief Executive Officer

Dated: April 21, 1997